AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

MARCH 31, 2006, 2005, and 2004

(Expressed in Canadian Dollars)

D E     V I S S E R    G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited the consolidated balance sheets of Amarc Resources Ltd. as at March 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2006 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 7, 2006

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2006	2005

ASSETS

Current assets
Cash and equivalents	$4,537,933	$7,335,379
Marketable securities (note 4)	–	290,297
Amounts receivable and prepaids	100,917	262,673
Balances receivable from related parties (note 8)	233,308	–
	4,872,158	7,888,349

Equipment (note 5)	36,951	47,105
Mineral property interests (note 6)	98,429	155,929

	$5,007,538	$8,091,383

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$38,431	$777,971
Balances payable to related parties (note 8)	–	93,272
	38,431	871,243

Shareholders' equity
Share capital (note 7(b))	23,997,068	22,387,954
Contributed surplus (note 7(e))	487,821	507,065
Deficit	(19,515,782)	(15,674,879)
	4,969,107	7,220,140
Nature of operations (note 1)
Commitments (notes 6(a) and 10)

	$5,007,538	$8,091,383

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Years ended March 31
	2006	2005	2004

Expenses
Amortization	$10,154	$13,083	$17,037
Conference and travel	37,471	5,591	33,404
Exploration (schedule)	3,012,825	7,553,950	460,252
Legal, accounting, and audit	64,160	63,521	53,913
Management and consulting	92,987	45,658	79,964
Office and administration	137,155	106,349	28,468
Property investigation	4,316	–	–
Salaries and benefits	382,254	356,841	140,619
Shareholder communication	72,531	104,308	21,495
Stock-based compensation - administration (note 7(c))	(6,407)	282,800	220,428
Stock-based compensation - exploration (note 7(c))	(9,875)	213,231	186,935
Trust and filing	17,946	23,350	43,915
	3,815,517	8,768,682	1,286,430

Other items
Foreign exchange loss	(2,645)	(8,204)	(9,621)
Gain on sale of marketable securities (notes 4 and 6(a))	92,887	81,554	2,052,596
Write down of accounts receivable	(45,088)	–	–
Write down of mineral property interest (note 6(a))	(10,000)	(76,000)	–
Write down of marketable securities (notes 4 and 6(a))	(190,392)	(6,667)	–
Interest on flow-through shares	–	(92,502)	–
Interest and other	129,852	242,862	74,590
	(25,386)	141,043	2,117,565

Net income (loss) for the year	$(3,840,903)	$(8,627,639)	$831,135

Deficit, beginning of year	$(15,674,879)	$(7,047,240)	$(7,878,375)

Deficit, end of year	$(19,515,782)	$(15,674,879)	$(7,047,240)

Basic and diluted net income (loss) per share	$(0.08)	$(0.19)	$0.04

Weighted average number
of common shares outstanding	49,880,651	45,168,411	21,421,096

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31
Cash provided by (used in)	2006	2005	2004

Operating activities
Income (loss) for the year	$(3,840,903)	$(8,627,639)	$831,135
Items not involving cash
Amortization	10,154	13,083	17,037
Common shares issued for property fees	18,750	174,900	–
Gain on sale of marketable securities	(92,887)	(81,554)	(2,052,596)
Stock-based compensation (note 7(c))	(16,282)	496,031	407,363
Warrants received for option earn-in rights (note 6(b))	–	(102,000)	–
Write down of accounts receivable	45,088	–	–
Write down of mineral property interest	10,000	76,000	–
Write down of marketable securities	190,392	6,667	–
Changes in non-cash working capital items
Amounts receivable and prepaids	116,668	(140,786)	135,094
Balances receivable from and payable to related parties	(326,580)	175,111	(247,389)
Accounts payable and accrued liabilities	(739,540)	595,213	92,308
	(4,625,140)	(7,414,974)	(817,048)

Investing activities
Proceeds from sale of marketable securities	240,292	146,590	2,657,646
Acquisition of mineral property interests	–	(168,000)	(73,929)
Purchase of marketable securities	–	(125,000)	(125,000)
Reclamation deposit	–	–	70,000
	240,292	(146,410)	2,528,717

Financing activities
Issuance of share capital, net of costs	1,587,402	1,172,090	12,003,155
	1,587,402	1,172,090	12,003,155

Increase (decrease) in cash and equivalents	(2,797,446)	(6,389,294)	13,714,824

Cash and equivalents, beginning of year	7,335,379	13,724,673	9,849

Cash and equivalents, end of year	$4,537,933	$7,335,379	$13,724,673

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$92,502	$–
Taxes paid	$–	$–	$–

Non cash financing and investing activities:
Issuance of common shares for property option fees	18,750	174,900	–
Common shares received from Endurance Gold Corporation (note 6(a)(iv))	47,500	–	–

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
Years ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

	Mexico	British	Manitoba	All
	Inde	Columbia	Fox River	Properties
	Property	Properties	Property	Total

Exploration expenses for the year ended March 31, 2006
Assays and analysis	$–	$205,889	$–	$205,889
Drilling	–	260,900	–	260,900
Equipment rental	–	186,127	–	186,127
Freight	–	40,214	–	40,214
Geological	–	1,117,544	–	1,117,544
Graphics	–	19,094	–	19,094
Helicopter	–	260,720	–	260,720
Property fees and assessments	–	23,310	–	23,310
Property option payments	–	78,750	–	78,750
Site activities	–	727,397	–	727,397
Travel and accommodation	–	92,880	–	92,880
Incurred during fiscal 2006	–	3,012,825	–	3,012,825
Cumulative expenditures, March 31, 2005	2,246,761	8,089,989	1,811,188	12,147,938
Cumulative expenditures, March 31, 2006	$2,246,761	$11,102,814	$1,811,188	$15,160,763

Exploration expenses for the year ended March 31, 2005
Assays and analysis	$–	$455,737	$–	$455,737
Drilling	–	708,953	–	708,953
Engineering	–	36,809	–	36,809
Environmental	–	7,246	–	7,246
Equipment rental	603	149,258	–	149,861
Freight	–	46,775	–	46,775
Geological	–	3,082,953	–	3,082,953
Graphics	–	73,072	–	73,072
Helicopter	–	674,075	–	674,075
Option earn-in rights (note 6(b))	(102,000)	–	–	(102,000)
Property fees and assessments	–	47,486	–	47,486
Property option payments	–	99,400	–	99,400
Site activities	742	2,105,905	–	2,106,647
Socioeconomic	–	2,210	–	2,210
Travel and accommodation	–	164,726	–	164,726
Incurred during fiscal 2005	(100,655)	7,654,605	–	7,553,950
Cumulative expenditures, March 31, 2004	2,347,416	435,384	1,811,188	4,593,988
Cumulative expenditures, March 31, 2005	$2,246,761	$8,089,989	$1,811,188	$12,147,938

Exploration expenses for the year ended March 31, 2004
Assays and analysis	$575	$115,087	$–	$115,662
Engineering	–	6,431	–	6,431
Equipment rental	1,119	1,446	–	2,565
Geological	3,964	287,284	–	291,248
Graphics	–	7,197	–	7,197
Helicopter	–	2,302	–	2,302
Property fees and assessments	(6,051)	500	–	(5,551)
Site activities	24,361	15,055	662	40,078
Travel and accommodation	238	82	–	320
Incurred during fiscal 2004	24,206	435,384	662	460,252
Cumulative expenditures, March 31, 2003	2,323,210	–	1,810,526	4,133,736
Cumulative expenditures, March 31, 2004	$2,347,416	$435,384	$1,811,188	$4,593,988
The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and have been reconciled to the generally accepted accounting principles of United States of America in note 10. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

Marketable securities are recorded at the lower of cost and estimated fair value.

(c)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(d)	Reclamation deposits

Reclamation deposits are recorded at cost and are included in amounts receivable and prepaids.

(e)	Mineral property interests and related retirement obligations

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company’s discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the remaining service life of the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

The Company has no material asset obligations as the disturbance at the exploration sites to date has been minimal

(f)	Government grants

Due to the uncertainty of approval associated with government grants for which the Company applies, government grants are recorded when the proceeds of these grants are actually received.

(g)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(h)	Stock-based compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options, and the stock- based compensation previously credited to contributed surplus related to such options, is credited to share capital.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Foreign currency translation

All of the Company’s foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(k)	Segment disclosures

The Company is currently operating in a single segment – the acquisition, exploration and development of mineral properties in British Columbia, Canada.

(l)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

The Company’s accounting policy for future income taxes currently has no effect on the consolidated financial statements of any of the periods presented.

(m)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(n)	Fair value of financial instruments

The carrying values of cash and equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from related parties is not readily determinable due to the related party nature of these amounts and the absence of a secondary market for such instruments. Management believes that the Company is not exposed to significant credit risk or interest rate risk.

Warrants received by the Company pursuant to certain private placement and option agreements described in note 4 and note 6 are classified as derivative financial instruments and are recorded on the consolidated balance sheet as marketable securities at estimated fair value. Changes in the fair value of these warrants are charged to operations.

(o)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset’s fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(p)	Variable interest entities

Effective April 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

(q)	Flow-through financing

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

(r)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

	Number	Book value	value
March 31, 2006
ComWest Enterprise Corp. warrants (2)	12,426	–	–
Total		$–	$–

March 31, 2005
Yukon Zinc Corporation (formerly Expatriate
Resources Ltd.) common shares (1)	537,000	$163,964	$171,840
Chatworth Resources Inc. (formerly GMD
Resources Corp.) common shares (note 6(a)(i))	16,667	3,333	3,583
Chatworth Resources Inc. warrants (note 6(a)(i))	16,667	22,000	22,000
Yukon Zinc Corporation warrants (1)	250,000	12,000	12,000
Sydney Resource Corporation warrants (3) (note 6(b))	300,000	89,000	89,000
Total		$290,297	$298,423

(1)

On July 21, 2004, the Company subscribed to a private placement in Yukon Zinc Corporation (formerly Expatriate Resources Ltd.) (“Yukon Zinc”) consisting of 500,000 units for a total cost of $125,000. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is convertible into one common share of Yukon Zinc. The costs totaling $125,000 were allocated between the common shares and warrants of Yukon Zinc based on their relative fair values at the date of issuance. The Company did not exercise the warrants, and consequently $12,000 originally allocated to the warrants on acquisition was written off when they expired unexercised on July 21, 2005. In January 2006, the Company disposed all the common shares of Yukon Zinc with proceeds of $202,009, and a gain of $94,609 was recorded after a write down to current market value of $56,564 in the first quarter of fiscal 2006.

(2)

In November 2005, Chatworth Resources Inc. (“Chatworth”) (formerly, GMD Resources Corp.) amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants. Each ComWest warrant entitles the Company to acquire one additional ComWest Class “B” voting common share at $1.207 per share until July 16, 2006, which subsequently expired unexercised. During the current fiscal year, the Company wrote off the $22,000 carrying costs originally associated with these warrants.

(3)	The Company did not exercise the warrants of Sydney Resources Corporation and the related carrying cost of $89,000 was written off during fiscal 2006.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
March 31, 2006
Automotive	$24,514	$19,391	$5,123
Site equipment	77,551	45,723	31,828
Total	$102,065	$65,114	$36,951

March 31, 2005
Automotive	$24,514	$17,195	$7,319
Site equipment	77,551	37,765	39,786
Total	$102,065	$54,960	$47,105

6.	MINERAL PROPERTY INTERESTS

	Balance at	Acquired	Credited	Written	Balance at
Property Acquisition	March 31,	during the	during the	down	March 31,
Costs	2005	year	year	during year	2006
British Columbia,
Canada
Buck	$55,929	$–	$–	$–	$55,929
Nechako	90,000	–	(47,500)	–	42,500
Witch	10,000	–	–	(10,000)	–
Total	$155,929	$–	$(47,500)	$(10,000)	$98,429

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

				Written-
	Balance at	Acquired	Credited	down	Balance at
Property Acquisition	March 31,	during the	during the	during the	March 31,
Costs	2004	year	year	year	2005
British Columbia,
Canada
Buck	$65,929	$–	$(10,000)	$–	$55,929
RAD	8,000	–	–	(8,000)	–
Nechako	–	90,000	–	–	90,000
Witch	–	10,000	–	–	10,000
Sitka	–	68,000	–	(68,000)	–
Total	$73,929	$168,000	$(10,000)	$(76,000)	$155,929

(a)	British Columbia, Canada

(i) Buck Property

In 2004, the Company acquired a 100% interest in the 4,750 hectare Buck property, located 20 kilometers south of Houston, from United Mineral Services Ltd., a private company owned by a director of the Company. The option was exercised by the Company by reimbursing the $65,929 cost of staking the property and then carrying out line cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

On July 9, 2004, the Company reached an option agreement with Chatworth pursuant to which Chatworth could earn a 50% interest in the Buck project by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, (ii) issuing 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (iii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2004, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares with an estimated value of $5,000 were credited against the acquisition cost of the property. Chatworth subsequently completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated at $5,000 using a Black-Sholes option pricing model, and has been credited against the acquisition cost of the property. Chatworth did not perform its obligations under the July 2004 option agreement, causing the agreement to lapse.

The Company continues to maintain the property in good standing.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(ii)	RAD Property

In 2004, the Company acquired a 100% interest in the 2000 hectare RAD property, located 250 kilometers west of Williams Lake, from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the staking cost of $8,000. The acquisition costs totaling $8,000 were written-off in the year ended March 31, 2005 as no further exploration work was conducted on this property. The Company plans to allow the property to lapse.

(iii)	Sitka Property

In 2004, the Company acquired a 100% interest in the 1,275 hectare Sitka property, located 30 kilometers northeast of Port Hardy, by paying $20,000 in cash and by the issuance of 80,000 shares of the Company to an arm's length party. A review of the existing exploration information on the property was performed and it was determined that the property did not warrant further exploration work by the Company. Consequently, acquisition costs totalling $68,000 were expensed in the year ended March 31, 2005 and the property was allowed to lapse.

(iv)	Nechako Gold Property (formerly “Bob” and “JMD” Properties)

In 2004, the Company acquired a 100% interest in the Nechako mineral property, located 80 kilometers west of Quesnel, by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement with Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, whereby Endurance Gold can acquire a 60% interest in the properties by issuing to the Company 250,000 common shares in stages (issued), and by incurring $250,000 in exploration work on the property over a three year period (completed). The agreement was conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance fulfilled in July 2005 by becoming a publicly-listed company on the TSX Venture Exchange. The Company received its payments of 250,000 common shares of Endurance Gold during fiscal 2006 and $47,500 was credited to the acquisition cost of the property. Consequently, Endurance Gold earned its 60% interest in the property. The two arm's length parties from whom the property was acquired waived their right to the 50,000 common shares of the Company referred to above. After a write down of $10,000 to the common shares of Endurance Gold held by the Company, the Company disposed of all shares it held for proceeds of $36,165 and a loss of $1,203 was recorded.

At the end of the option period, the Company and Endurance Gold entered into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These will form part of the property and are subject to the terms of the agreement with Endurance Gold.

Amarc reviewed the Endurance Gold exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, Amarc’s interest in the property has been reduced to 32.61% .

(v)	GBR

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake. The Company had the option to acquire a 100% interest in the claims, subject to a 2% net smelter royalty (“NSR”), by making cash payments totaling $225,000 and by issuing 450,000 common shares of the Company, of which $15,000 was paid and 30,000 common shares were issued during the fiscal year ended March 31, 2005. The Company subsequently staked an additional 28 claims on 5,825 hectares to add to the property within an area of common interest that became subject to the terms of the agreement.

In May 2005, the Company terminated the GBR agreement.

(vi)	Spius Property

In June 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company could have acquired its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years (of which 10,000 shares were issued during the fiscal year ended March 31, 2005). The property was subject to a 2% NSR which the Company could have, at its option, purchased for $2 million. In July 2005, the Company terminated the Spius agreement.

(vii)	Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. Amarc added to the property by staking an additional 1,750 hectares in four claims. The Company conducted exploration work during the fiscal year and the results did not warrant further work by the Company. Consequently, acquisition costs of $10,000 were written off during the year ended March 31, 2006.

During the quarter ended December 31, 2004, Amarc staked an additional 36,350 hectares in the Witch Lake region, comprising the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims. In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.” An evaluation of these results has been completed and the results do not warrant further exploration by the Company. As of March 31, 2006, the M2, M4, M5, Kal and Tsil claims had lapsed.

During the quarter ended March 31, 2005, the Company registered an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). The Company completed exploration work on these claims during the year ended March 31, 2006 and no significant results were obtained from this exploration work.

The Company has filed assessment work on 21,025 hectares of the Chona claims and is holding an additional 4,714 hectares of the Witch and Chona claims that are in good standing.

(viii)	Natlan Property

In October 2004, Amarc signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property located 25 kilometers northeast of Hazelton. In March 2005, a definitive option agreement was signed, whereby the Company could purchase 100% of the Natlan gold property by making staged cash payments totaling $500,000 over five years, of which $10,000 was paid. The property was subject to a 2% NSR, which could be purchased by the Company for $2 million. The Company conducted exploration work in fiscal 2006 and the results of this exploration did not warrant additional work. Consequently, the option agreement was terminated by the Company during the year ended March 31, 2006.

(ix)	Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, the 1,125 hectare Hook Property, the 2,125 Sky Property and the 2,175 hectare Jim Property. The Crystal and Orr claims are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim Properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, Amarc added, by staking, 100 hectares in four claims to the Jim property and 2,500 hectares in five claims to the Crystal property. In November 2004, the Crystal and Hook properties became the subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.”

Exploration work conducted on the Crystal, Hook and Orr properties determined that no further work was warranted. Consequently, the Company allowed the Crystal, Orr and Sky claims to lapse during the year ended March 31, 2006.

In March 2005, the Company entered into an agreement with Wildrose Resources Ltd., whereby the Hook and Jim properties were sold to Wildrose for the sum of $10 and the right, in favor of the Company and Rockwell, to enter into an option agreement to purchase Wildrose’s Cowtrail and

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

Pat claims, also located in the Cariboo region near Horsefly. The Company and Rockwell did not exercise the right to enter into the option agreement.

In November 2004, the Company staked the Giff, Naud and Tin properties comprising 5,196 hectares located in the Cariboo region approximately 85 kilometers east of Williams Lake, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits. In February 2005 the Company registered the Magoro, RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, in the same area.

These properties were explored during fiscal 2006 and the results of the exploration did not warrant further work by the Company. The Giff, Naud, Tin, Magoro, RS, Tisdall and TKL properties have subsequently been allowed to lapse.

In May 2005, the Company entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil properties. The Company will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period. The Wasp and Anvil properties are located approximately 15 kilometers southeast of Taseko’s Prosperity project, situated 130 southwest of Williams Lake.

(x)	Max Property

In January 2005, the Company entered into an agreement whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops, by making staged cash payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years, of which $60,000 has been paid and 50,000 common shares have been issued to March 31, 2006. The agreement included a 2% net smelter royalty payable from production on the property, which royalty was purchasable by the Company for $1 million.

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad claims. The Company could have acquired its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. The Company could have increased its interest to 75% by carrying the project to feasibility. A definitive agreement was signed in April 2005. Initial cash payments of $25,000 and the issuance of 25,000 common shares of the Company were made.

The Company has given notice of termination of the option agreements on the Homestake/Kamad property and the Acacia property.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(xi)	Tulox Property

The Tulox property, located in the Cariboo region, was registered for acquisition during the current year.

(xii)	Meziadin Properties

The Company registered for acquisition five properties in the Meziadin Lake area of northwestern B.C. during the current year.

(xiii)	Rockwell Agreement

On November 1, 2004, the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a public company with certain directors in common with the Company, whereby Rockwell was granted the right to earn a 50% interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties (as described above under “Cariboo properties”) by incurring $600,000 in exploration expenditures on the named properties by December 31, 2004 (completed). The Company had the option to buy back Rockwell’s interest at any time up to June 30, 2005, by paying a mutually-agreed upon price of $660,000 in cash or the equivalent in Amarc shares. The Company allowed this option to lapse unexercised.

(b)	Durango State, Mexico Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares located in Durango State, Mexico, and consists of five mineral concessions, of which three were owned outright by the Company and two were held under option.

In December 2003, and concurrent with an amendment to the underlying option agreement, the Company optioned the Property to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias could have earned up to a 70% interest in the Inde Property by exercising two options and was also required to make all necessary option payments to the underlying property vendor.

In January 2004, the Company reached an option agreement with Sydney Resource Corporation (“Sydney”) pursuant to which Sydney could earn a 51% interest in the Inde project by (i) incurring $2.2 million in exploration expenses within 3 years and (ii) issuing 300,000 warrants at exercisable at $0.52 per share until February 4, 2006.

In October 2004, Bugambilias terminated its option. The Company then terminated its option agreement with the underlying vendor, and pursuant to that agreement also relinquished, to the underlying vendor, the three concessions which it owned. Consequently, the Company has no further interest in the Inde Property.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

Upon acceptance of the option agreement by the TSX Venture Exchange on April 27, 2004, 300,000 warrants of Sydney were received by the Company. The Sydney warrants were recorded as a reduction in exploration expenses with an estimated fair value of $102,000 using the Black-Scholes option pricing model. The warrants expired unexercised on February 4, 2006.

(c)	Other Properties

Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance at March 31, 2004	44,173,641	$20,638,830
Issued during fiscal 2005
Options exercised	2,123,500	654,090
Nechako property option payment, June 2004 (note 6(a)(iv))	150,000	90,000
GBR property option payment, June 2004 (note 6(a)(v))	30,000	18,000
Sitka property option payment, June 2004 (note 6(a)(iii))	80,000	48,000
Spius Creek property option payment, July 2004 (note 6(a)(vi))	10,000	5,900
Homestake/Kamad property option payment, January 2005 (note 6(a)(x))	25,000	13,000
Warrants exercised	1,145,001	518,000
Contributed surplus transferred on options exercised	–	402,134
Balance at March 31, 2005	47,737,142	22,387,954
Issued during fiscal 2006
Options exercised	7,000	1,190
Warrants exercised	4,665,331	1,586,212
Acacia property option payment, May 2005 (note 6(a)(x))	25,000	9,250
Homestake/Kamad property option payment, June 2005 (note 6(a)(x))	25,000	9,500
Contributed surplus transferred on options exercised	–	2,962
Balance at March 31, 2006	52,459,473	$23,997,068

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options had a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. As at March 31, 2006, no options were outstanding.

The continuity of share purchase options for the period ended March 31, 2006 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2005	Granted	Exercised	Cancelled	2006
May 9, 2005	$0.17	7,000	–	(7,000)	–	–
March 21, 2006	$0.60	2,021,000	–	–	(2,021,000)	–
Total		2,028,000	–	(7,000)	(2,021,000)	–

Weighted average exercise price		$ 0.60	$ –	$ 0.17	$ 0.60	$ –

The continuity of share purchase options for the year ended March 31, 2005 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2004	Granted	Exercised	Cancelled	2005
December 20, 2004	$0.18	67,000	–	(67,000)	–	–
March 21, 2005	$0.31	2,033,000	–	(2,013,000)	(20,000)	–
March 21, 2005	$0.36	25,500	–	(25,500)	–	–
March 21, 2005	$0.49	73,000	–	(18,000)	(55,000)	–
May 9, 2005	$0.17	7,000	–	–	–	7,000
March 21, 2006	$0.60	–	2,046,000	–	(25,000)	2,021,000
Total		2,205,500	2,046,000	(2,123,500)	(100,000)	2,028,000

Weighted average exercise price		$ 0.31	$ 0.60	$ 0.31	$ 0.48	$ 0.60

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model, Black-Sholes Model, with the assumptions noted below, the estimated adjustment to fair value of all options outstanding during the year have been reflected in the statement of operations as follows:

	Year ended March 31
	2006	2005	2004
Exploration
Engineering	$–	$57,330	$32,130
Environmental, socioeconomic and land	–	(344)	8,682
Geological	(9,875)	156,245	146,123
Exploration	(9,875)	213,231	186,935
Office and administration	(6,407)	282,800	220,428
Total compensation cost recognized in operations,
credited (charged) to contributed surplus	$(16,282)	$496,031	$407,363

The assumptions used to estimate the fair value of options granted during the year are as follows:

	Year ended March 31
	2006	2005	2004
Risk free interest rate	4%	3%	3%
Weighted average expected life	na	1.4 years	1.4 years
Vesting period	nil	3-8 months	0-6 months
Weighted average expected volatility	99%	100%	103%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

There were no warrants outstanding as of March 31, 2006 and the continuity of share purchase warrants for the year ended March 31, 2006 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2005	Issued	Exercised	Cancelled	2006
December 31, 2005	$ 0.34	12,349,999	–	(4,665,331)	(7,684,668)	–
Weighted average exercise price		$ 0.34	$ –	$ 0.34	$ –	$ –

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2005 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2004	Issued	Exercised	Cancelled	2005
December 31, 2004	$ 0.60	8,002,084	–	(495,000)	(7,507,084)	–
March 9, 2005	$ 0.85	2,000,000	–	–	(2,000,000)	–
December 31, 2005	$ 0.34	13,000,000	–	(650,001)	–	12,349,999
Total		23,002,084	–	(1,145,001)	(9,507,084)	12,349,999

Weighted average exercise price		$ 0.47	$ –	$ 0.45	$ 0.65	$ 0.34

(e)	Contributed surplus

Balance at March 31, 2004	$413,168
Changes during fiscal 2005
Non-cash stock-based compensation (note 7(c))	496,031
Contributed surplus transferred to share capital on options exercised (note 7(a))	(402,134)
Balance at March 31, 2005	507,065
Changes during fiscal 2006
Non-cash stock-based compensation (note 7(c))	(16,282)
Contributed surplus transferred to share capital on options exercised (note 7(a))	(2,962)
Balance at March 31, 2006	$487,821

The components of contributed surplus at March 31, 2006 were:
Cumulative stock-based compensation	$892,917
Contributed surplus transferred to share capital relating to options exercised	(405,096)
Balance at March 31, 2006	$487,821

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at March 31

Balances receivable (payable)	2006	2005
Hunter Dickinson Inc. (a)	$233,308	$(89,848)
Hunter Dickinson Group Inc. (b)	–	(3,424)
Total	$233,308	$(93,272)

	Year ended March 31
Transactions	2006	2005	2004
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$1,377,312	$1,779,538	$502,474
Hunter Dickinson Group Inc. (b)	6,400	12,780	12,800
Property acquisitions:
United Mineral Services Ltd. (d)	–	–	73,929

(a)

Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies owned equally by nine public companies, one of which is the Company, and have certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) HDI have arisen in the normal course of exploration work on the Company’s mineral properties and from the provision of ongoing administrative and technical services.

(b)	Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services to the Company at market rates.

(d)

United Mineral Services Ltd. (“UMS”) is a private company owned by a director of the Company. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims for $8,000, which was the staking cost paid by UMS, and the Buck claims for $65,929, being the cost of staking the property and line cutting (note 6(a)).

9.	INCOME TAXES

Substantially all of the differences between the actual income tax expense (recovery) of $nil (2005 – $nil; 2004 – $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not previously recognized and items not deductible for tax purposes, such as stock- based compensation expense.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

	March 31	March 31
	2006	2005
Future income tax assets (liabilities)
Resource pools	$3,000,000	$2,055,000
Loss carry forwards	1,040,000	855,000
Share issued cost	50,000	75,000
Other	–	(55,000)
Subtotal	4,090,000	2,930,000
Valuation allowance	(4,090,000)	(2,930,000)
Net future income tax asset	$–	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	March 31	March 31
	2006	2005
Combined Canadian federal and provincial statutory rate	34.12%	35.62%

Income tax at statutory rates	$(1,300,000)	$(3,060,000)
Non-deductible items	40,000	220,000
Reduction in statutory tax rates	125,000	–
Benefit of share issuance costs	(25,000)	(40,000)
Change in valuation allowance	1,160,000	2,915,000
Other	–	(35,000)
	$–	$–

At March 31, 2006, the Company had non-capital losses available for Canadian income tax purposes totaling approximately $3.2 million (2005 – $2.4 million) expiring in various periods to 2015.

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with the generally accepted accounting principles in United States of America (“US GAAP”).

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

	Year ended March 31,
Consolidated statements of operations
	2006	2005	2004
Income (loss) for the year under Canadian
GAAP and US GAAP	$(3,840,903)	$(8,627,639)	$831,135
Other comprehensive income
Mark-to-market adjustment (note 11(c))	(8,126)	(76,372)	84,498
Comprehensive income (loss)	$(3,849,029)	$(8,704,011)	$915,633

Comprehensive income (loss) per share	$(0.08)	$(0.19)	$0.04

	March 31,	March 31,
Consolidated Balance Sheets	2006	2005
Total assets under Canadian GAAP	$5,007,538	$8,091,383
Adjustments under US GAAP
Mark-to-market adjustment (note 11(c))	–	8,126
Total assets under US GAAP	$5,007,538	$8,099,509

Total liabilities under Canadian GAAP	$38,431	$871,243
Adjustments under US GAAP	–	–
Total liabilities under US GAAP	$38,431	$871,243

Total shareholders' equity under Canadian GAAP	$4,969,107	$7,220,140
Adjustments under US GAAP
Accumulated Deficit (note 11(c))	–	8,126
Total shareholders' equity under US GAAP	$4,969,107	$7,228,266

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows for the years ended March 31, 2006, 2005 and 2004.

(a)	Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)	Stock-based compensation

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

123", permits the Company to adopt a fair value methodology on a prospective basis. Effective April 1, 2002, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP. Accordingly the Company considers there were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the years ended March 31, 2006, 2005 and 2004.

(c)	Available for sale securities

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is consistent with the treatment prescribed under Canadian GAAP for that occurrence.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners. Canadian GAAP does not require the presentation of comprehensive income (loss).

For the year ended March 31, 2005, the common shares of Yukon Zinc and Chatworth held by the Company were considered available-for-sale securities and the Company had recorded an upward mark-to-market adjustment of $8,126 related to its investment in common shares of Yukon Zinc and Chatworth in 2005. For the year ended March 31, 2006, the Company disposed all common shares of Yukon Zinc and Chatworth. Consequently, the gain on the sale of these shares recorded under Canadian GAAP in fiscal 2006 would be reduced by the mark-to-market adjustment made in fiscal 2005.

The warrants held as marketable securities by the Company would be considered derivative financial instruments and would be accounted for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, until they are exercised. Once exercised, the common shares received would be considered available-for-sale securities and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or to operations or other comprehensive income, a separate component of shareholders’ equity, if it does qualify as a hedge.

For the year ended March 31, 2004, for US GAAP purposes, the common shares of StrataGold Corporation ("StrataGold") and of Expatriate Resources Ltd. ("Expatriate") held by the Company would be considered available-for-sale securities and the Company would have recorded an upward

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Year ended March 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

mark-to-market adjustment of $84,498 related to its investment in common shares of StrataGold, and the same amount was added to cost when the shares were disposed in fiscal 2005.

(d)	Impact of recent United States accounting pronouncements:

(i)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(ii)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.